UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  December 19, 2019

ACT II GLOBAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38880	38-4101973
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

745 5th Avenue

New York, NY 10151

Attn: Christopher Giordano; Jon Venick

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 335-4500

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	ACTTU	The NASDAQ Stock Market LLC

Class A Ordinary Shares, par value $0.0001 per share	ACTT	The NASDAQ Stock Market LLC

Redeemable Warrants, each exercisable for one Class A Ordinary Share for $11.50 per share	ACTTW	The NASDAQ Stock Market LLC

Item 1.01	Entry Into A Material Definitive Agreement.

Purchase Agreement

On December 19, 2019, Act II Global Acquisition Corp. (the “Company” or “Purchaser”) entered into a purchase agreement (the “Agreement”) with Flavors Holdings Inc. (“Flavors Holdings”), MW Holdings I LLC (“MW Holdings I”), MW Holdings III LLC (“MW Holdings III”) and Mafco Foreign Holdings (together with Flavors Holdings, MW Holdings I and MW Holdings III, the “Sellers”), in connection with the proposed purchase of all of the outstanding equity interests of Merisant Company (“Merisant”), Merisant Luxembourg (“Merisant Luxembourg),” Mafco Worldwide LLC (“Mafco Worldwide”), Mafco Shanghai LLC (“Mafco Shanghai”), EVD Holdings LLC (“EVD Holdings”), and Mafco Deutschland (together with Merisant, Merisant Luxembourg, Mafco Worldwide, Mafco Shanghai, and EVD Holdings, the “Transferred Entities,” and together with their direct and indirect subsidiaries, the “Acquired Companies”). Subject to the terms and conditions of the Agreement, at the closing of the transactions (the “Transactions”) contemplated thereunder (the “Closing”), the Sellers shall sell, convey, assign, transfer and deliver to the Purchaser, and Purchaser shall purchase, the issued and outstanding capital stock of the Transferred Entities (the “Transferred Equity Interests”) and certain assets and assume certain liabilities included in the Transferred Assets and Liabilities (each as defined in the Agreement), in each instance, free and clear of all liens, in exchange, subject to the limitations set forth below, for the Cash Consideration, Purchaser Ordinary Share Consideration, Escrowed Seller Shares and Additional Earnout Consideration (each as hereinafter defined).

Subject to the terms and conditions set forth in the Agreement, at the Closing, the Sellers shall receive (i) $450,000,000 in cash, plus or minus the Adjustment Amount (as defined in the Agreement) (the “Cash Consideration”), and (ii) that number of Class A Ordinary Shares of the Company (“Class A Ordinary Shares”) equal to the higher of (A) 6,000,000 or (B) the quotient of $60,000,000 divided by the lowest per share price at which Class A Ordinary Shares are sold by the Purchaser to any person from and after the date of the Agreement but prior to, at or in connection with the Closing (the “Purchaser Ordinary Share Consideration”). An additional 1,000,000 Class A Ordinary Shares will be issued to the Sellers at the Closing (the “Escrowed Seller Shares”), which shall be held in escrow by the Purchaser’s transfer agent, and released to the Sellers upon the earliest to occur of (i) the volume weighted-average per-share trading price of Class A Ordinary Shares being at or above $13.50 per share for twenty (20) trading days in any thirty (30)-trading day continuous trading period between the date of the Closing but on or prior to the fifth (5th) anniversary of the Closing (the “Earnout Period”), (ii) a Change in Control (as defined in the Agreement), and (iii) the expiration of the Earnout Period.

In addition, subject to the terms and conditions set forth in the Agreement, during the Earnout Period, Sellers have the contingent right to receive additional earnout consideration from Purchaser based on the performance mechanics described below (“Additional Earnout Consideration”). In the event that the volume weighted-average per-share trading price of Class A Ordinary Shares is at or above $14.00 per share (subject to certain adjustments more thoroughly described in the Agreement) (the “Tier 1 Threshold Price”) for twenty (20) trading days in any thirty (30)-day continuous trading period during the Earnout Period, the Sellers will have the right to receive a number of additional Class A Ordinary Shares equal to $20,000,000 divided by the Tier 1 Threshold Price (the “Tier 1 Consideration”). Additionally, in the event that the volume weighted-average per-share trading price of Class A Ordinary Shares is at or above $16.00 per share (subject to certain adjustments more thoroughly described in the Agreement) (the “Tier 2 Threshold Price”) for twenty (20) trading days in any thirty (30)-day continuous trading period during the Earnout Period, the Sellers will have the right to receive a number of additional Class A Ordinary Shares equal to $20,000,000 divided by the Tier 2 Threshold Price (the “Tier 2 Consideration,” and together with the Cash Consideration, the Purchaser Ordinary Share Consideration, the Escrowed Seller Shares and the Tier 1 Consideration, the “Purchase Price”). In the event that a Change in Control occurs prior to the expiration of the Earnout Period at or above a Class A Ordinary Shares per share price (or implied per share price) of $10.00 per share (the “Acceleration Price”), the Sellers will have the right to receive a number of additional Class A Ordinary Shares equal to the sum of (i) $20,000,000 divided by the Tier 1 Threshold Price plus (ii) $20,000,000 divided by the Tier 2 Threshold Price immediately prior to the consummation of the Change in Control.

Immediately following the Closing, Act II Sponsor LLC (the “Purchaser Sponsor”) shall place (i) (A) 3,000,000 Class A Ordinary Shares (which will be converted at Closing from Class B Ordinary Shares) (the “Initial Escrowed Sponsor Shares”) and (B) 2,000,000 Class A Ordinary Shares (which will be converted at the Closing from Class B Ordinary Shares) (the “Secondary Escrowed Sponsor Shares”), into escrow which shall be held in escrow by the Purchaser’s transfer agent. The Initial Escrowed Sponsor Shares shall be released to Purchaser Sponsor upon the earliest to occur of (i) the volume weighted-average per-share trading price of Class A Ordinary Shares being at or above $13.50 per share for twenty (20) trading days in any thirty (30)-trading day continuous trading period during the Earnout Period, (ii) a Change in Control, and (iii) the expiration of the Earnout Period. The Secondary Escrowed Sponsor Shares shall be released to Purchaser Sponsor upon the earliest to occur of (i) the volume weighted-average per-share trading price of Class A Ordinary Shares being at or above $15.00 per share for twenty (20) trading days in any thirty (30)-trading day continuous trading period during the Earnout Period, (ii) a Change in Control, and (iii) the expiration of the Earnout Period.

The Agreement contains customary representations, warranties and covenants of the Sellers and the Purchaser, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Purchase Agreement and the Closing and (ii) not to engage in certain kinds of transactions during such period.

The Closing is subject to customary conditions, including, among others, that (i) the applicable waiting period under the HSR Act (as defined in the Agreement) shall have expired or been terminated, (ii) the shareholders of the Purchaser shall have (A) approved and adopted the Agreement and the consummation of the Transactions; (B) approved, for purposes of complying with applicable listing rules of NASDAQ, of the issuance of equity interests of the Purchaser in connection with the consummation of the Transactions; and (C) approved of the redomestication of Purchaser to Delaware, (iii) at the Closing, after giving effect to (A) the completion of any redemptions by holders of the Class A Ordinary Shares of all or a portion of their Class A Ordinary Shares upon the consummation of a Business Combination (as defined in the Purchaser’s organizational documents) in accordance with Purchaser’s organizational documents; (B) the completion of any additional equity financing obtained by Purchaser prior to the Closing; and (C) all available amounts in the trust account established by the Purchaser in connection with the consummation of its initial public offering, but excluding, for the avoidance of doubt, any proceeds contemplated by the Debt Financing (as hereinafter defined), the Purchaser shall have cash in an amount equal to or exceeding $210,000,000, and (iv) solely as a condition to the Sellers’ obligation to close the Transactions, the Purchaser Ordinary Shares Consideration shall have been approved for listing on NASDAQ.

Upon entry into the Agreement, the Purchaser provided to the Sellers an executed and binding copy of the commitment letter dated as of the date thereof from The Toronto-Dominion Bank, New York Branch and TD Securities (USA) LLC (together with each Affiliate thereof and each former, current and future Representative of each such person, the “Debt Providers”), relating to the commitment of the Debt Providers to provide, subject only to the terms and conditions set forth therein, the full amount of the debt financing stated therein (the “Debt Financing”). At any time from and after the date of the Agreement, the Purchaser may procure additional equity financing in the form of the issuance and sale of additional Class A Ordinary Shares from persons and on terms reasonably acceptable to the Sellers. The Purchaser is obligated, in consultation with the Sellers, to use reasonable best efforts to, as promptly as possible after the date of the Purchase Agreement, obtain a binding commitment for a “term loan B” facility.

At the Closing and subject to it, the Purchaser shall pay all transaction related costs (other than any brokerage, finder’s, investment banker’s, financial advisor or other fee, commission or like payment payable by an Acquired Company solely as a result of or in connection with the consummation of the Transactions, if any) incurred by the Sellers and Acquired Companies subsequent to July 21, 2019.

The foregoing description of the Agreement and the Transactions are not complete and are subject to and qualified in their entirety by reference to the Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Sponsor Support Agreement

In addition to and concurrent with the execution of the Agreement, the Purchaser Sponsor, the Company and the Sellers entered into a Sponsor Support Agreement (the “Support Agreement”), pursuant to which the Purchaser Sponsor agreed to certain covenants and agreements related to the Transactions, particularly with respect to taking supportive actions to consummate the Transactions and to designate two of the Sellers’ directors to the Board of Directors of the Company, to be effective at the Closing. In addition, the Purchaser Sponsor irrevocably waived its anti-dilution protections under the Company’s Amended and Restated Memorandum and Articles of Association in connection with any new issuances of Class A Ordinary Shares.

The foregoing descriptions of the Support Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

General

The Purchaser’s Board of Directors has (i) determined that it is in the best interests of the Purchaser for the Purchaser to enter into the Agreement and consummate the Transactions in accordance with the terms and conditions thereof and (ii) approved the execution and delivery of the Agreement, the Purchaser’s performance of its obligations thereunder and the consummation of the Transactions in accordance with the terms and conditions thereof.

The Agreement has been included to provide investors with information regarding the terms of the Transactions, and the other transactions contemplated by the Agreement. The Agreement is not intended to provide any other factual information about the Purchaser, the Sellers or their respective subsidiaries or affiliates. The Agreement contains representations and warranties of the Purchaser and the Sellers. The assertions embodied in those representations and warranties were made for purposes of the Agreement, and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Agreement.

The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what an investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should read the representations and warranties in the Agreement not in isolation but only in conjunction with the other information about Purchaser that is included in reports, statements and other filings made with the Securities and Exchange Commission (the “SEC”).

ITEM 7.01 - Regulation FD Disclosure.

Investor Presentation

The Company prepared an investor presentation with respect to the contemplated Transactions. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The investor presentation will be used by the Company during calls with investors, shareholders, analysts, brokers and other parties interested in the Transactions. The investor presentation will be posted on the Company’s website.

The investor presentation shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act regardless of any general incorporation language in the filing.

Press Release & Conference Call

On December 19, 2019, the Company issued a press release announcing the execution of the Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference. In addition, on December 20, 2019, at 8:00 am ET, the Company held a previously announced conference call to discuss the Transactions. A copy of the conference call transcript is attached to this Current Report on Form 8-K as Exhibit 99.3 and is incorporated herein by reference.

The press release and conference call transcript shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.2 and 99.3, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. Such forward-looking statements with respect to financial performance, strategies, prospects and other aspects of the businesses of Purchaser, Sellers or the combined company after completion of the business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the business combination may differ materially from the expected terms on which this information is based; (3) the outcome of any legal proceedings that may be instituted against Purchaser, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (4) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Purchaser, to obtain financing to complete the business combination or to satisfy conditions to closing in the definitive agreements with respect to the business combination; (5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (6) the ability to comply with NASDAQ listing standards following the consummation of the business combination; (7) the risk that the business combination disrupts current plans and operations of Sellers as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers, obtain adequate supply of products and retain its management and key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Sellers or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the inability to achieve estimates of expenses and profitability; (13) the impact of foreign currency exchange rates and interest rate fluctuations on results; and (14) other risks and uncertainties indicated from time to time in the final prospectus of Purchaser, including those under “Risk Factors” therein, and other documents filed (or furnished) or to be filed (or furnished) with the Securities and Exchange Commission by Purchaser. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Seller and Purchaser undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It:

In connection with the proposed business combination, Purchaser intends to file with the SEC a Registration Statement on Form S-4 and will mail the definitive proxy statement/prospectus and other relevant documentation to Purchaser’s shareholders. This filing does not contain all the information that should be considered concerning the Transactions. It is not intended to form the basis of any investment decision or any other decision with respect to the business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws.

Purchaser shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto, and the definitive proxy statement in connection with Purchaser’s solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these materials will contain important information about Purchaser, the Acquired Companies and the Transactions. The definitive proxy statement will be mailed to Purchaser shareholders as of a record date to be established for voting on the business combination when it becomes available.

WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY PURCHASER IN CONNECTION WITH THE PROPOSED TRANSACTIONS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, THE ACQUIRED COMPANIES AND THE PROPOSED TRANSACTIONS. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Shareholders will also be able to obtain a copy of the preliminary proxy statement and definitive proxy statement once they are available, without charge, at the SEC’s website at www.sec.gov or by directing a request to Act II at 745 5th Avenue New York, NY 10151. This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Purchaser, the Acquired Companies and their respective directors and officers and representatives or affiliates may be deemed participants in the solicitation of proxies of Purchaser shareholders in connection with the Transactions. Purchaser shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Purchaser in the final prospectus of Purchaser, which was filed with the SEC on April 29, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Purchaser shareholders in connection with the business combination will be set forth in the proxy statement for the business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination will be included in the proxy statement that Purchaser intends to file with the SEC and other documents furnished or filed with the SEC by Purchaser.

ITEM 9.01 - Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Purchase Agreement, dated December 19, 2019, by and among the Company and the Sellers.†

10.1	Sponsor Support Agreement, dated December 19, 2019, by and among the Purchaser Sponsor, the Company and the Sellers.

99.1	Press Release, dated December 19, 2019.

99.2	Investor Presentation, dated December 2019.

99.3	Transcript of December 20, 2019 Purchaser Conference Call.

†	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Act II Acquisition Corp.

Date: December 23, 2019	By:	/s/ Ira J. Lamel
Name: Ira J. Lamel Title: Chief Financial Officer